Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	For the Quarter Ended		For the Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Interest expense on long-term debt	$ 1,123	1,088	$ 3,323	3,192
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	—	1,265	—	4,003
Estimated interest within rental expense related to operating leases	69	102	282	285
Other interest expense and capitalized expenses related to indebtedness	7	18	50	56
Total fixed charges	$ 1,199	2,473	$ 3,655	7,536

Income from continuing operations before income taxes	$ 12,121	12,401	$ 54,558	32,717
Plus fixed charges	1,199	2,473	3,655	7,536
Earnings	$ 13,320	14,874	$ 58,213	40,253

Ratio of earnings to fixed charges (1),(2)	11.11	6.01	15.93	5.34

(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no preferred shares outstanding and we do not have any preferred stock dividend obligations.  Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in the form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.